Arrow Investments Trust

80 Arkay Drive, Suite 110

Hauppauge, NY 11788

February 20, 2015

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Arrow Investments Trust (CIK No. 0001527428, File Nos. 333- 178164; 811- 22638) Request for Withdrawal of XBRL filing on January 7, 2015

Dear Sir or Madam:

Arrow Investments Trust (the “Trust”) has determined that the Post-Effective Amendment No. 18 filed pursuant to Rule 485(a) on its behalf on January 7, 2015 (SEC Accession No. 0001580642-15-000100) (the "Amendment") was filed in error, and that it is in the best interests of the Trust and the public that the filing be withdrawn. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn. Please direct any questions concerning this letter to Tanya Goins at Thompson Hine LLP, counsel to the Trust at (202) 973-2722.

Very truly yours,
/s/ Jake Griffith
Jake Griffith
Secretary, Arrow Investments Trust